February 20, 2008 By EDGAR Transmission Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549	WilmerHale Venture Group Susan L. Mazur +1 781 966 2005 (t) +1 781 966 2100 (f) susan.mazur@wilmerhale.com

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Achillion Pharmaceuticals, Inc. (File No. 1-33095)
Form 10-K for Fiscal Year Ended December 31, 2006

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments submitted to the Company by teleconference on February 6, 2008 from Ibolya Ignat of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Mary Kay Fenton, Chief Financial Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Notes to Financial Statements, page F-7

Revenue Recognition, page F-8

1.	Regarding your proportionate performance accounting:

If you include time and performance based milestones which have not been achieved in your expected revenue under the proportionate performance model, please explain to us why you believe you have sufficient ability to estimate periodic revenue based on the total effort expected for all your performance obligations, given the uncertainties regarding achievement of your milestones. Please clarify the types of time and performance-based milestones that are included in the expected revenues and tell us if those milestones are considered substantive. In addition, if you include milestones to be achieved in your expected revenue under the proportionate performance method, please clarify that the substantive milestone method is not used for revenue recognition for those collaborations.

February 20, 2008

Response:

The Company advises the Staff that there are no unachieved or unearned time- or performance-based milestones included in expected revenues. The Company includes only those time- and performance-based milestones that are considered probable in expected revenue under the proportionate performance model. Under the Gilead collaboration, upfront fees of $8 million received in 2004, plus a milestone of $2 million received in 2005, are included in the calculation of periodic revenue. A total of $155 million in milestones that Achillion may receive after the end of the research period are not, and have never been, included in the calculation of revenue under the proportionate performance model, as they were not considered probable and are outside of the Company’s performance period.

Time- and performance-based milestones over the term of the Gilead collaboration may include payments upon attainment of specific drug development, regulatory and commercial sales targets. These milestone payments will not occur during the research period, and are therefore excluded from the calculation of expected revenues under the proportionate performance model. In addition, these milestones do not meet the requirements of substantive milestones, and accordingly, are not accounted for separately. The Company advises the Staff that none of its milestones are, or have ever been, recognized under the substantive milestone method.

The Company respectfully proposes making the following amendments to its collaboration footnote for clarification in future filings as follows:

4. Collaboration Arrangement

In November 2004, the Company entered into a collaboration arrangement (the “Gilead Arrangement”) with Gilead Sciences Inc. (“Gilead”) to jointly develop and commercialize compounds for use in treating hepatitis C infection which inhibit viral replication through a specified novel mechanism of action. Commercialization efforts will commence only if such compounds are found to be commercially viable and all appropriate regulatory approvals have been obtained. In connection with this arrangement, Gilead paid to the Company $10,000 as payment for both a non-refundable upfront licenses fee and 2,300 shares of Series C-1 Convertible Preferred Stock (“Series C-1”).

Under the Gilead Arrangement, the Company and Gilead are working together to develop one or more compounds for use in treating hepatitis C infection until proof-of-concept in one compound, as defined, is achieved (the “Research Period”). Subsequent to the achievement of proof-of-concept, the Company has no further obligation to continue providing services to Gilead but, at Gilead’s request, the Company may elect to extend the Research Period for up to an additional two years after proof-of-concept is established, based upon good faith negotiations at that point in time. Further, if it is agreed that potential back-up compounds should continue to be researched, good faith negotiations would also be conducted to determine the specifics of any arrangement to continue to research backup compounds.

Gilead has agreed to make milestone payments to the Company upon the achievement of various defined clinical, regulatory and commercial milestones, such as regulatory approval in the United States, the European Union, or Japan. The Company could receive up to $157,500 in development, regulatory and sales milestone payments, assuming the successful simultaneous development of a lead and back-up compound, and annual sales in excess of $600,000. The Company could also receive royalties on net sales of products if commercialization is achieved.

February 20, 2008

The up-front payment of $10,000, received in 2004, was first allocated to the fair value of the Series C-1, as determined by management after considering a valuation analysis performed by an unrelated third-party valuation firm, Fletcher Spaght, at the direction of the Company, in which each share of the Series C-1 was determined to be worth $0.88 per share, or approximately $2,000 in aggregate. The remaining $8,000 balance of the $10,000 is being accounted for as a non-refundable up-front license fee. Due to certain provisions contained within the Gilead Arrangement relating to services to be performed on both the primary and backup compounds, as defined in the Gilead Arrangement, the non-refundable up-front license fee of $8,000, as well as a $2,000 ~~any~~ milestone achieved during the Research Period, ~~including a $2,000 milestone received in 2005~~, are being accounted for under the proportionate performance model. Future milestones, if any, will occur after the Research Period and are not accounted for under the proportionate performance model. Revenue recognized under the proportionate performance model is limited by the aggregate cash received or receivable to date by the Company. Milestones achieved, if any, after the termination of the Research Period, will be recognized when the milestone is achieved as the Company has no further research or development obligations after the Research Period.

Under the Gilead Arrangement through March 31, 2007, agreed upon research or development expenses, including internal full-time equivalent (“FTE”) costs and external costs, incurred by both companies during the period up to proof-of-concept were borne equally by both parties. Prior to March 31, 2007, the Company was incurring the majority of those expenses and, therefore, was the net receiver of funds under this cost-sharing portion of the arrangement. Effective April 1, 2007, internal full-time equivalent costs are no longer subject to this cost-sharing arrangement. Instead, each party bears its own internal costs, including FTE costs. External costs continue to be shared equally by both parties. The Company and Gilead also revised their joint research program to focus on next-generation NS4A antagonists, after discontinuing clinical trials for ACH-806, an NS4A antagonist the Company was previously evaluating. As a result, the Company extended the period over which its remaining obligations under the agreement would be completed, which is estimated to be the middle of 2009. Accordingly, the period over which the Company recognizes amounts received under the Gilead Arrangement has been extended, resulting in lower revenue for the year ended December 31, 2007 than amounts recognized in previous periods.

Gilead has the right to terminate the agreement without cause upon 120 days written notice to the Company beginning at the earlier of proof-of-concept or November 24, 2006. Upon termination of the agreement for any reason, all cost share amounts due and payable through the date of termination shall be paid by the appropriate party and no previously paid amounts will be refundable.

During the years ended December 31, 2007, 2006 and 2005, the Company recognized revenue of $4,003, $2,978 and $8,277, respectively, under this collaboration agreement, respectively, of which $2,091, $1,511 and $4,328, respectively, related to the recognition of the non-refundable upfront fee and a pre-proof-of-concept milestone under the proportionate performance model. The remaining $1,912, $1,468 and $3,949 recognized during 2007, 2006 and 2005, respectively, relate to FTE reimbursements recognized under the proportionate performance model and external costs billed under the Gilead Arrangement, net of payments made to Gilead of $462, $1,646 and $725 for the years ended December 31, 2007, 2006 and 2005, respectively. Payments to Gilead under this collaboration are recognized as a reduction in revenue.

Included in the accompanying 2007 and 2006 balance sheets are $136 and $772, respectively, of accounts receivable resulting from this collaboration agreement and $2,570 and $5,265, respectively, of deferred revenue resulting from the up-front fee, a milestone payment, and FTE costs. In addition to Gilead’s rights to unilaterally terminate this agreement, each party has the right to terminate for material breach; however, the Company may terminate for Gilead’s breach only on a market-by-market basis, and, if applicable, a product-by-product basis.

February 20, 2008

* * *

In connection with this response, Achillion has authorized us to acknowledge to you, on its behalf, that:

•	Achillion is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Achillion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned of this Firm at (781) 966-2005 with any questions concerning this letter. Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

cc: Mary Kay Fenton, Achillion Pharmaceuticals, Inc.